UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Entry into Securities Purchase Agreement

On June 5, 2026, Linkage Global Inc., a Cayman Islands exempted company (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with two investors (the “Purchasers”). Pursuant to the Purchase Agreement, the Company agreed to issue and sell, in a private placement offering (the “Private Placement”), up to an aggregate of 5,000,000 Class A ordinary shares, par value US$0.0025 per share, for a total purchase price of up to US$600,000, at a purchase price of US$0.12 per share (the “Shares”). The net proceeds from the Private Placement will be used for general corporate purposes. The Private Placement was closed on June 12, 2026.

The Shares have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and were not offered pursuant to a registration statement. Instead, they were offered in reliance on the exemption provided by Rule 903 of Regulation S under the Securities Act, as the Purchasers are non-U.S. persons.

Pursuant to the Purchase Agreement, no later than thirty (30) business days after the Closing (as defined in the Purchase Agreement), the Company will file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) to register the Shares, either on Form F-1 or, at the Company’s discretion and if eligible, on Form F-3.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: June 12, 2026	By:	/s/ Hong Chen
	Name:	Hong Chen
	Title:	Chief Executive Officer

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